Exhibit 12
CENTURYLINK, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Three Months Ended March 31,	Years Ended December 31,
	2018	2017	2016	2015	2014	2013
	(Dollars in millions)
Income before income taxes and cumulative effect of change in accounting principle	$236	540	1,020	1,316	1,110	224
Less: income from equity investee	(6)	(27)	(27)	(25)	(22)	(24)
Add: estimated fixed charges	625	1,738	1,529	1,516	1,502	1,486
Add: estimated amortization of capitalized interest	7	23	21	19	17	16
Add: distributed income of equity investee	4	25	26	19	22	14
Less: interest capitalized	(15)	(78)	(54)	(52)	(47)	(41)
Total earnings available for fixed charges	$851	2,221	2,515	2,793	2,582	1,675
Estimate of interest factor on rentals	$75	179	157	152	144	147
Interest expense, including amortization of premiums, discounts and debt issuance costs	535	1,481	1,318	1,312	1,311	1,298
Interest capitalized	15	78	54	52	47	41
Total fixed charges	$625	1,738	1,529	1,516	1,502	1,486
Ratio of earnings to fixed charges	1.36	1.28	1.64	1.84	1.72	1.13